FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

HSBC Holdings plc ("HSBC") will be conducting a trading update today with analysts and investors ahead of its close period for the year ending 31 December 2006.

The meeting will take place by conference call at 10am local time in London. Details for participating in the call can be found at the end of this statement.

The information that will be covered during the meeting relating to HSBC's operating performance is as follows. Where reference is made to an 'underlying basis' comparative data have been adjusted to constant currency and for the impact of acquisitions and disposals.

Trading update commentary

Financial performance in the third quarter of 2006 was ahead of the prior year comparative quarter. There were no material changes to the composition of the Group and investment in organic growth opportunities continued to be strongest in our emerging markets personal and commercial banking businesses notably in Mexico, India, Turkey, the Middle East, Brazil and across Asia, including in Mainland China. Aggregate pre-tax profit growth in the third quarter in our emerging markets businesses, as identified in our interim results, maintained the rate of progress achieved in the first half of the year against the prior year comparable period.

On a year-to-date basis, the underlying rate of growth in costs to the end of the third quarter was in line with that reported for the half year while underlying revenue growth slowed, attributable largely to the aggregate of seasonal variations in fee income, a conscious decision to slow the rate of lending growth in more finely priced markets, fewer disposal gains and a weaker trading performance in CIBM in the third quarter versus that achieved in the first half of the year. Underlying risk adjusted revenue growth on a year-to-date basis remained ahead of underlying cost growth.

Loan impairment charges in the third quarter were modestly up on both the trailing quarter and the prior year quarter.

The following trends are highlighted in order to amplify the above commentary:

Underlying revenue growth in Personal Financial Services moderated slightly in the third quarter from that achieved in the first half of the year due to seasonal factors, slower loan growth and pressure on lending margins in many markets. Continuing buoyant stock market activity boosted wealth management business in Hong Kong and the Rest of Asia and the impact of higher interest rates boosted deposit margins and the value of free funds versus the prior year comparable period.

Within the UK, continuing high levels of consumer indebtedness together with the continuing growth in personal bankruptcies and Individual Voluntary Arrangements 'IVAs' have led to a more restricted credit appetite. This has led to slower unsecured lending growth with consequentially lower revenues from credit related insurance. The trend of rising personal bankruptcies and IVAs seen since the second half of 2005 looks unlikely to abate in the medium term and continues to be the major influence on loan impairment charges in personal loans and credit cards. HSBC in the UK continued to grow strongly in the area of savings products and in transactional accounts, within which fee bearing packaged accounts are growing on an accelerating basis.

In the United States, the solid performance in Consumer Lending and Cards within HSBC Finance continued. Loan delinquency and impairment trends remained in line with recent historical experience but increased against the first half of the year, principally as a result of a combination of factors, namely growth and seasoning of the portfolio, the declining beneficial impact derived from the acceleration of bankruptcy brought about by the change in bankruptcy law in October, 2005 and the impact of a weaker housing market.

Challenges continue in the Mortgage Services operations, particularly in second lien and stated income products purchased in 2005 and 2006, which continue to be monitored. Tighter underwriting and pricing criteria have led to a significant reduction in the volume of higher risk mortgages purchased. Outstanding balances within this operation were flat at the end of the third quarter compared to the position at the half year. This slowdown in growth of the Mortgage Services portfolio will of itself lead to higher reported delinquency percentages as the portfolio seasons and will constrain revenue growth.

Going forward, a stronger linkage between Mortgage Services and the Mortgage Backed Securities Desk within HSBC's CIBM operations in New York is likely to lead to a lower volume of Mortgage Services production being retained.

HSBC Finance 2+ delinquency at 30 September 2006 was 4.02 per cent compared with
3.61 per cent at 30 June 2006. We expect this trend to continue in the fourth quarter and again to occur predominantly within the Mortgage Services portfolio where 2+ delinquency was 3.74 per cent at 30 September 2006 versus 2.95 per cent at 30 June 2006^. Excluding Mortgage Services, HSBC Finance 2+ delinquency has been relatively stable but is expected to increase in the fourth quarter as a consequence of the factors set out above.

In the Rest of Asia Pacific, the high level of loan impairment charges taken in the second quarter of 2006 in respect of credit card lending in Taiwan and Indonesia did not repeat to anything like the same extent in the third quarter leading to substantially improved performances in these countries.

HSBC's Commercial Banking businesses performed well across all geographic regions in the third quarter and continued to achieve revenue growth ahead of cost growth. Profitability also continued to benefit from a benign commercial credit environment. Growth continued to be driven from Asia, including Hong Kong, on the back of strong trade flows, lending growth to support, inter alia, infrastructure and project development in the Middle East and growing investment from Hong Kong into mainland China, in particular the Pearl River Delta, as well as higher value derived from transaction and deposit balances on higher interest rates.

On a year-to-date basis, underlying pre-tax profits in Corporate, Investment Banking and Markets ('CIBM') were well ahead of the prior year, driven in particular by revenue growth in the key product areas within the Global Markets business where investment has been made and by consistently strong performances throughout the period in Global Transaction Banking and Group Investment Businesses.

CIBM however delivered a weaker third quarter relative to its very strong first half performance largely as a result of reduced trading revenues, reflecting the seasonal trend in lower volumes from institutional and corporate clients and less volatile market conditions as well as lower balance sheet management revenues in the continuing flat interest rate yield curve environment. However, the rate of decline in balance sheet management revenues slowed in the third quarter. Disposal gains were also lower in the third quarter due primarily to the non-recurrence of the sale of specialist property and infrastructure fund investments by Group Investment Businesses.

CIBM's success in gaining market share and recognition for its expanded product capabilities remained evidenced by stable or improved rankings in core product areas during the third quarter in the global league tables which are now published with each set of results. In addition, performance within emerging markets and delivering emerging market product to the developed markets continued to show strong growth.

Private Banking maintained its strong momentum in Q3, in part through further gains on a part disposal from its remaining interest in the Hermitage Fund. On a year-to-date basis, Private Banking has surpassed the level of pre-tax profitability achieved in the full year 2005.

In October, HSBC Finance entered into an agreement to sell its entire residual interest in Kanbay International, Inc a software house operating in India. The transaction closed in November and resulted in a pre-tax gain of approximately US$123 million.

HSBC completed the acquisition of 99.98 per cent of Grupo Banistmo S.A., the leading banking group in Central America, on 23 November. The acquisition complements HSBC's existing operations in the region, in particular in Panama where the Group already provides services to personal and corporate customers through 19 branches, and establishes a presence in five new markets - Colombia, Costa Rica, El Salvador, Honduras and Nicaragua.

The Group's tier 1 and total capital ratios remained broadly in line with those disclosed at the half year.

The outlook for the rest of the year suggests a continuation of the broad trends noted above. In terms of credit experience, impairment in respect of corporate lending remains exceptionally benign and credit spreads remain near or at record low levels. Consequently, HSBC's corporate credit appetite in many markets remains selective in light of this historically low risk pricing which could reverse in the event of market disruption. The main risks in the near term remain in personal lending portfolios in the United States where progressive increases in short term interest rates will impact borrowers who have adjustable rate mortgages that are now resetting. In addition, further weakness in the housing market, lower consumption and lower employment also pose potential risk.

Asia, including Hong Kong, continues to offer the strongest growth prospects for HSBC in the near term, together with the resource rich economies of Latin America and the Middle East, all linked in part to the strong growth in the Chinese economy and its impact on its trading partners.

The Group's capital strength and liquidity remain sound and the diversification of revenues and risk across some 81 countries means that we remain well placed to respond to opportunities or deal with challenges as they arise.

HSBC's results for the year ending 31 December 2006 will be announced on Monday 5 March 2007.

Conference call details

The conference call is being hosted by Douglas Flint, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK: 020 7947 5061
US: 1 866 432 7186
Hong Kong: 800 933 370 (Hong Kong freephone)

A recording of the conference call will be available for two days (until 7 December 2006) shortly after the live event by dialling the following local replay access telephone numbers:

UK: 020 8196 1988
UK 0800: 0800 633 8453
Hong Kong: 800 901 878
US: 1 866 583 1035

Replay Access Code: 789338#

On 6 December 2006, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/hsbc/investor_centre.

Notes
^ HSBC Finance and Mortgage Services 2+ delinquency rates are on IFRS Management basis. The equivalent US GAAP management basis ratios are 3.99 per cent at 30 September 2006 and 3.57 per cent at 30 June 2006, and 3.67 per cent at 30 September 2006 and 2.84 per cent at 30 June 2006 for Mortgages Services only.

Forward-looking statements
This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 December 2006